EXHIBIT 3.2

AMENDMENT TO THE BYLAWS
OF CADIZ INC.

This Amendment to the Bylaws of Cadiz Inc., a Delaware corporation, is effective as of June 10, 2016.

1. Section 3.14 of the Bylaws of the Company is amended to  read as follows:

"3.14 Removal of Directors

Unless otherwise allowed by statute, the Certificate of Incorporation or these Bylaws, any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the shares voting and entitled to vote in an election of directors."

2. Except as modified by this Amendment, the Bylaws of the Company remain unchanged and, as modified, continue in full force and effect..